amec

82-34881

RECEIVED

2006 JUN 26 P 12:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06014654

Ref CLF/HLB

20 June 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Ladies and Gentlemen:

Re: AMEC plc – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of AMEC plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release entitled "Sale of AMEC SPIE – sale and purchase agreement signed" dated 13 June 2006.

Feel free to call me with any questions on 01606 881084.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely

HJ Labat

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

C L Fidler
Assistant Company Secretary

Enclosure

X:\Sec\Secretarial\RNS Announcements\US SECURITIES 200606.doc

AMEC plc
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
United Kingdom
Tel +44 (0)1606 883885
Fax +44 (0)1606 883996

Registered Office
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
Registered in England no. 1675285

www.amec.com

Direct Tel : +44 (0) 1606 881084
Direct Fax:: +44 (0) 1606 889959
Email : chris.fidler@amec.com
helen.burrows@amec.com

Ref CLF/HLB

20 June 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Ladies and Gentlemen:

Re: AMEC plc – *Information Furnished Pursuant to Rule 12g3-2(b) under the* Securities Exchange Act of 1934

On behalf of AMEC plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release entitled "Sale of AMEC SPIE – sale and purchase agreement signed" dated 13 June 2006.

Feel free to call me with any questions on 01606 881084.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely

HJ Lambert

C L Fidler
Assistant Company Secretary

Enclosure

X:\Sec\Secretarial\RNS Announcements\US SECURITIES 200606.doc

AMEC plc
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
United Kingdom
Tel +44 (0)1606 883885
Fax +44 (0)1606 883996

Registered Office
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
Registered in England no. 1675285

www.amec.com

Direct Tel : +44 (0) 1606 881084
Direct Fax:: +44 (0) 1606 889959
Email : chris.fidler@amec.com
helen.burrows@amec.com

AMEC plc

13 June 2006

AMEC plc ("AMEC")

Sale of AMEC SPIE – sale and purchase agreement signed

Background

On 22 May 2006, AMEC and PAI partners ("PAI") announced that, subject to consultation with AMEC SPIE's Workers' Councils, they had agreed terms for the sale of AMEC SPIE for an equity value of approximately €1,040 million (£707 million) payable in cash on completion (the "Transaction").

Consultation with AMEC SPIE's Workers' Councils completed

In accordance with the requirements of French Law, AMEC SPIE management have now completed the process of consultation with AMEC SPIE's Workers' Councils and a definitive sale and purchase agreement was signed by AMEC and PAI late yesterday, 12 June 2006.

Completion

The Transaction now remains conditional on, amongst other things, the approval of AMEC Shareholders ("Shareholders"), which will be sought at an Extraordinary General Meeting, and obtaining certain anti-trust regulatory clearances.

A Circular containing details of the Transaction and notice of an Extraordinary General Meeting will be dispatched to Shareholders in due course, with the Extraordinary General Meeting expected to be held in mid July 2006. The Transaction is expected to close in late July 2006.

Enquiries to:

AMEC plc + 44 (0)20 7634 0000

Analysts and investors:

Sir Peter Mason KBE, Chief Executive

Stuart Siddall, Finance Director

Neil Jamieson, Director of Investor Relations

Media:

Juliet Sychrava, Director of Corporate Communications

Charles Reynolds, Head of Media Relations

Citigroup Global Markets Limited +44 (0)20 7986 6000

Sam Small

Dimitrios Georgiou

UBS Limited +44 (0)20 7567 8000

Tom Cooper

Jonathan Bewes

Notes to editors

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. As currently structured, AMEC employs 45,000 people in more than 40 countries, generating annual revenues of around £5 billion.

The businesses that will be the subject of the Transaction comprise the AMEC SPIE Continental European Multitechnical Services business, the French rail business and 50% of rail activities in the UK, together with AMEC SPIE's Oil and Gas activities, excluding pipelines. Together, these businesses generated profit before interest, intangible amortisation and income tax of £49.7 million and revenues of £1,755 million in 2005.

AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

Citigroup Global Markets Limited and UBS Limited are acting as Financial Advisers to AMEC in relation to the Transaction.

Citigroup Global Markets Limited and UBS Limited are acting exclusively for AMEC and are not acting for any other person in relation to the Transaction and will not be responsible to any person other than AMEC for providing the protections afforded to clients of Citigroup Global Markets Limited and UBS Limited or for providing advice in relation to the contents of this document or the Transaction.

Internet users will be able to view this announcement, together with other information about AMEC plc, at the company's web site www.amec.com.